SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934

                                VISTA GOLD CORP.

                                (Name of Issuer)

                                  Common Shares

                         (Title of Class of Securities)

                                   927926 20 4

                                 (CUSIP Number)

              Exploration Capital Partners 2000 Limited Partnership
                               c/o Keith Presnell
                        Global Resource Investments Ltd.
                               7770 El Camino Real
                           Carlsbad, California 92009
                               Tel.: 760-943-3939

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 12, 2002

             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. NOT APPLICABLE

CUSIP No. 927926 20 4                                                Page 2 of 6

________________________________________________________________________________
1    NAME OF REPORTING PERSON

     Exploration Capital Partners
     2000 Limited Partnership

     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     88-0451737
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Nevada
________________________________________________________________________________
               7    SOLE VOTING POWER

                    0
               _________________________________________________________________
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,052,814
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    2,052,814
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,052,814
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.5%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 927926 20 4                                                Page 3 of 6


________________________________________________________________________________
1    NAME OF REPORTING PERSON

     Resource Capital Investment Corporation

     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
     88-0384205
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     Not Applicable
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Nevada
________________________________________________________________________________
               7    SOLE VOTING POWER

                    0
               _________________________________________________________________
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,052,814
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    2,052,814
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,052,814
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.5%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 927926 20 4                                                Page 4 of 6


                                  SCHEDULE 13D
                                (Amendment No. 3)

      The Statement on Schedule 13D, dated May 3, 2002, initially filed by Exploration Capital Partners 2000 Limited Partnership ("Exploration Capital") and its corporate general partner, Resource Capital Investment Corporation ("Resource Capital"), as amended by Amendment No. 1, dated July 2, 2002, and Amendment No. 2, dated November 13, 2002 (as so amended, the "Schedule 13D"), is hereby amended by this Amendment No. 3, dated December 16, 2002 (the "Amendment"), to reflect certain changes in the information previously filed in the Schedule 13D relating to the outstanding Common Shares of Vista Gold Corp. (the "Issuer"). Unless otherwise specified, all capitalized terms contained herein have the meanings assigned to them in the Schedule 13D.

      NOTE: Beneficial ownership calculations below are based on 9,967,082 Common Shares of the Issuer outstanding as of December 13, 2002.

Item 5. Interest in Securities of the Issuer

      Item 5(a) and (c) are hereby amended and restated to read in their entirety as follows:

      (a) Exploration Capital is the direct beneficial owner of 2,052,814 Shares (including 1,122,807 immediately exercisable purchase warrants), representing approximately 18.5% of the Issuer's outstanding Common Shares. By virtue of the relationships described under Item 2 of the Schedule 13D, Resource Capital may be deemed to share indirect ownership of the Shares directly beneficially owned by Exploration Capital.

      By virtue of the relationships described under Item 2 of the amended Statement on Schedule 13D, dated November 13, 2002, filed by Mr. Rule et al., Mr. Rule may be deemed to share indirect ownership of (i) the Shares directly beneficially owned by Exploration Capital, (ii) 296,296 Shares (all of which are immediately exercisable share purchase warrants) directly beneficially owned by Global Resource Investments Ltd. ("Global Resource") and (iii) 228,574 Common Shares directly beneficially owned by Rule Investments, Inc. ("Rule Investments"), the General Partner and 100% owner of Global Resource. These represent an aggregate indirect beneficial ownership of 2,577,684 Shares, or approximately 22.6% of the Issuer's outstanding Common Shares.

      Mr. Presnell is the direct beneficial owner of 108,278 Shares (including 58,479 immediately exercisable purchase warrants), representing approximately 1.1% of the Issuer's outstanding Common Shares.

      (c) Since the filing of Amendment No. 2 to the Schedule 13D, the following transactions have occurred with respect to the Shares beneficially owned by the Reporting Persons (and indirectly beneficially owned by Mr. Rule):

Exploration Capital sold Common Shares, all in open market transactions, as follows:

December 12, 2002 - 50,000 shares at $3.5147 per share, for aggregate proceeds of approximately $175,735.

December 12, 2002 - 50,000 shares at $3.6061 per share, for aggregate proceeds of approximately $180,305.

On December 12, 2002, Rule Investments made a gift of 20,000 Common Shares to a person unaffiliated with either of the Reporting Persons.

CUSIP No. 927926 20 4                                                Page 5 of 6


      Since the filing of Amendment No. 2 to the Schedule 13D, the following transactions have occurred with respect to the Shares beneficially owned by Mr.
Presnell:

Mr. Presnell sold Common Shares, all in open market transactions, as follows:

November 21, 2002 - 2,000 shares at $2.48 per share, for aggregate proceeds of approximately $ 4,970.

November 22, 2002 - 2,000 shares at $2.46 per share, for aggregate proceeds of approximately $ 4,930.

November 25, 2002 - 4,000 shares at $2.40 per share, for aggregate proceeds of approximately $ 9,610.

December 3, 2002 - 1,600 shares at $2.90 per share, for aggregate proceeds of approximately $ 4,648.

December 3, 2002 - 400 shares at $2.89 per share, for aggregate proceeds of approximately $ 1,158.

December 6, 2002 - 2,000 shares at $3.29 per share, for aggregate proceeds of approximately $ 6,590.

December 12, 2002 - 2,000 shares at $3.33 per share, for aggregate proceeds of approximately $ 6,670.

December 12, 2002 - 2,000 shares at $3.55 per share, for aggregate proceeds of approximately $ 7,110.

CUSIP No. 927926 20 4                                                Page 6 of 6


                                   SIGNATURES

      After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: December 16, 2002            Exploration Capital Partners 2000
                                   Limited Partnership


                                   By: Resource Capital Investment Corporation,
                                       its general partner

                                   By: /s/ Keith Presnell
                                       ---------------------------------------
                                       Keith Presnell, Chief Financial Officer


Date: December 16, 2002            Resource Capital Investment Corporation

                                   By: /s/ Keith Presnell
                                       ---------------------------------------
                                       Keith Presnell, Chief Financial Officer